UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Management’s Discussion and Analysis for the three months ended June 30, 2010.

2.	Interim consolidated financial statements of SMART Technologies Inc. for the three months ended June 30, 2009 and 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: August 12, 2010

Q1 2011	First Quarter Report
for the three months ended June 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months ended June 30, 2010 and with the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 31, 2010. The consolidated financial statements have been presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2011, we mean our fiscal year ended March 31, 2011. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2010	1.0158	—
Monthly Fiscal 2010
April	1.1930	1.2318
May	1.0917	1.1582
June	1.1630	1.1235
Monthly Fiscal 2011
April	1.0158	1.0051
May	1.0435	1.0403
June	1.0646	1.0396

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our future growth strategy and prospects, including growth of the education, business and government markets for our products, our plans and objectives for future operations, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities and working capital requirements, integration of our acquisition of NextWindow, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Business Risks” and “Capital Structure Risks” below and the following:

•	our ability to manage our growth;

•	competition in our industry;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	our ability to manage our component and product manufacturing and logistical services successfully;

•	the reliability of component manufacturing, product assembly and logistical services provided by third parties;

•	possible changes in the demand for our products;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to integrate the operations of the various businesses we acquire, including NextWindow;

•	our ability to establish new, and to build on our existing relationships with our dealers and distributors; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

Overview

We design, develop and sell interactive technology products and solutions that enhance learning and enable people to collaborate in innovative and effective ways. We are the global leader in the interactive whiteboard product category, which is the core of our interactive technology solutions. We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services.

Revenue for the first quarter of fiscal 2011 was $219.2 million, an increase of $60.7 million, or 38%, from $158.5 million in the first quarter of fiscal 2010. Sales volumes for our SMART Board interactive whiteboards for the first quarter of fiscal 2011 were 115,922 units, an increase of 23,926 units, or 26%, from 91,996 units in the first quarter of fiscal 2010. These gains are primarily driven by North American market demand where adoption of interactive whiteboards in the education sector continues to grow.

Net income for the first quarter of fiscal 2011 was $5.0 million; $49.9 million lower than the $54.9 million reported in the first quarter of fiscal 2010. The decline in net income is attributed almost entirely to unrealized foreign exchange gains and losses on the conversion of our U.S. dollar-denominated long-term debt into our functional currency of Canadian dollars. The decline in the value of the Canadian dollar relative to the U.S. dollar in the first quarter of fiscal 2011 resulted in a $21.0 million foreign exchange loss compared to the appreciation of the Canadian dollar relative to the U.S. dollar in the first quarter of fiscal 2010 which resulted in a $36.0 million foreign exchange gain. Adjusted Net Income for the first quarter of fiscal 2011 was $29.1 million, an increase of $8.1 million, or 38%, from $21.0 million in the first quarter of fiscal 2010. Adjusted Net Income is a non-GAAP measure. For a reconciliation of Adjusted Net Income to net income see “Non-GAAP measures” below.

Adjusted EBITDA for the first quarter of fiscal 2011 was $65.6 million, an increase of $15.0 million, or 30%, from $50.6 million in the first quarter of fiscal 2010. Adjusted EBITDA is a non-GAAP measure. For a reconciliation of Adjusted EBITDA to net income see “Non-GAAP measures” below.

As part of our strategy to expand our market position in optical touch technology we acquired Next Holdings Limited (“NextWindow”) on April 21, 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays. We expect to leverage NextWindow’s technologies with ours to accelerate innovation in future generations of our interactive whiteboards. We also expect that NextWindow’s existing relationships with leading PC display manufacturers will accelerate our ability to expand into the market for interactive touch products other than interactive whiteboards. The acquisition consideration for NextWindow consisted of $82.0 million in cash which was funded from our available cash.

On May 13, 2010, in preparation for our initial public offering (“IPO”), our Board of Directors approved a reorganization of the capital of the company that we refer to as the 2010 Reorganization. Through a series of transactions, the 2010 Reorganization resulted in the repayment by us of $8.0 million of the shareholder note payable and the effective conversion of the shareholder note payable and cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as all our other outstanding shares into Class B Shares, Class A Subordinate Voting Shares and Class A Preferred Shares. The 2010 Reorganization was completed prior to and in conjunction with the closing of our IPO on July 20, 2010. At this time, the newly created Class A Preferred shares were converted into Class B Shares and Class A Subordinate Voting Shares and are therefore no longer outstanding. Our debt balance was reduced significantly as a result of the 2010 Reorganization and, accordingly, we expect our interest expense to be significantly lower in future periods.

On July 20, 2010, we completed our IPO and issued 8,800,000 Class A Subordinate Voting Shares as a result of which we received proceeds, net of underwriting commissions and other offering expenses, of $135.0 million. Concurrently, existing shareholders sold an aggregate of 30,030,000 Class A Subordinate Voting Shares in the offering. In July 2010, we repaid $19.2 million (C$20.0 million) of our term construction facility and $40.0 million of our unsecured term loan with proceeds from the offering. We intend to use the remaining net proceeds for working capital and other general corporate purposes, which may include potential acquisitions and further debt reductions.

The impact of the 2010 Reorganization and IPO on our debt and shareholders equity balances have been summarized in table format as part of the “Liquidity and Capital Resources” section of this MD&A.

Results of Operations

The following table sets forth certain unaudited consolidated statement of operations and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended June 30,
	2009	2010
Consolidated Statement of Operations
Revenue	$158.5	$219.2
Cost of sales	78.4	108.5

Gross margin	80.1	110.7
Operating expenses
Selling, marketing and administration expenses	27.9	42.9
Research and development expenses	7.1	10.7
Depreciation and amortization	2.3	8.6

Operating income	42.8	48.5
Non-operating expenses
Other loss (income), net	0.2	(0.2)
Interest expense	14.9	13.5
Foreign exchange (gain) loss	(36.0)	21.0

Income before income taxes	63.7	14.2
Income tax expense	8.8	9.2

Net income	$54.9	$5.0

Earnings per share amounts
Basic and diluted earnings per share	$0.32	$0.03
Weighted number of shares outstanding	170,096,497	159,167,268

Selected Data
Revenue by geographic location
North America	$123.5	$175.4
Europe, Middle East and Africa	28.8	31.4
Rest of World	6.2	12.4

	$158.5	$219.2

As a percent of revenue
Gross margin	51%	51%
Selling, marketing and administration expenses	18%	20%
Research and development expenses	5%	5%

Adjusted EBITDA(1)	$50.6	$65.6
Adjusted EBITDA as a percentage of revenue(1) (2)	31%	29%

Adjusted Net Income(3)	$21.0	$29.1
Adjusted Net Income per share(3)(4)	$0.12	$0.18

Total number of SMART Board interactive whiteboards sold	91,996	115,922
Average selling price of SMART Board interactive whiteboards sold(5)	$1,226	$1,315

(1)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(2)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(3)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(4)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(5)	Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, acquisition costs and other income (loss). We define Adjusted Net Income as earnings before foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of the business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. In addition, we believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended June 30,
	2009	2010
Adjusted EBITDA
Net income	$54.9	$5.0
Income tax expense	8.8	9.2
Depreciation in cost of sales	0.9	1.8
Depreciation and amortization	2.3	8.6
Interest expense	14.9	13.5
Acquisition costs	—	1.0
Other loss (income), net	0.2	(0.2)
Foreign exchange (gain) loss	(36.0)	21.0
Change in deferred revenue(1)	4.6	5.7

Adjusted EBITDA	$50.6	$65.6

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9.8 million and $12.7 million in the three months ended June 30, 2009 and June 30, 2010, respectively.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended June 30,
	2009	2010
Adjusted Net Income
Net income	$54.9	$5.0
Adjustments to net income
Foreign exchange (gain) loss	(36.0)	21.0
Change in deferred revenue	4.6	5.7
Amortization of intangible assets	—	1.8

	(31.4)	28.5
Tax impact on adjustments(1)	2.5	4.4

Adjustments to net income, net of tax	(33.9)	24.1

Adjusted Net Income	$21.0	$29.1

Adjusted Net Income per share
Basic and diluted earnings per share	$0.32	$0.03
Adjustments to net income, net of tax, per share	(0.20)	0.15

Adjusted Net Income per share	$0.12	$0.18

(1)	Reflects the tax impact on the adjustments to net income. The foreign exchange (gain) loss is primarily the result of the conversion of our U.S. dollar-denominated debt. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position relative to the Canadian dollar equivalent when the debt was incurred at an average rate of 1.05, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position, a valuation allowance is taken against it and the amount is not tax-effected.

Revenue

Revenue for the first quarter of fiscal 2011 was $219.2 million, an increase of $60.7 million, or 38%, from $158.5 million in the first quarter of fiscal 2010. Sales volumes for SMART board interactive whiteboards for the first quarter of fiscal 2011 were 115,922 units, an increase of 23,926 units, or 26%, from 91,996 units in the first quarter of fiscal 2010. The increase in revenue and sales volumes is due primarily to the North America market where adoption of interactive whiteboards and related products remains strong. Revenue for the three months ended June 30, 2010 also includes revenue from NextWindow from the date of acquisition on April 21, 2010 to June 30, 2010 of $8.8 million. The positive foreign exchange impact of the quarter-over-quarter strengthening in the value of the Canadian dollar relative to the U.S. dollar was offset by the negative foreign exchange impact of the weakening in the value of the Euro and GBP relative to the U.S. dollar over the same period.

Gross Margin

Gross margin increased by $30.6 million, from $80.1 million, or 51% of revenue, in the three months ended June 30, 2009, to $110.7 million, or 51% of revenue, in the three months ended June 30, 2010. Improvements in gross margin related to the redesign and lower manufacturing cost of certain key components in our product offering, including interactive whiteboards and integrated projectors, were offset by a negative foreign exchange impact of approximately $3.8 million primarily as a result of the quarter-over-quarter strengthening in the value of the Canadian dollar relative to the U.S. dollar, impacting cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $15.0 million, or 54%, from $27.9 million in the three months ended June 30, 2009 to $42.9 million in the three months ended June 30, 2010. Approximately

$3.6 million of the increase related to our expansion in Europe as part of our overall globalization strategy. Growth in North American employee levels accounted for approximately $3.0 million of the increase. Approximately $3.7 million related to increased consulting fees and other costs primarily related to our enterprise resource planning, or ERP, system and the acquisition of NextWindow. The strengthening in the value of the Canadian dollar compared to the U.S. dollar also accounted for approximately $3.8 million of the increase.

Research and Development Expenses

Our research and development expenses increased by $3.6 million, or 51%, from $7.1 million in the three months ended June 30, 2009 to $10.7 million in the three months ended June 30, 2010. The increase reflects our continued commitment to innovation and investment in product development for the education and business markets, including an increase in the number of engineers and technicians required to support this development. The strengthening in the value of the Canadian dollar compared to the U.S. dollar accounted for approximately $1.0 million of the increase.

Depreciation and Amortization

Depreciation and amortization of property and equipment increased by $4.5 million reflecting higher depreciation from our continued investment in systems to support our business growth.

Amortization of intangible assets reflects amortization of the $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted average amortization period for the intangible assets is 5.6 years.

Non-Operating Expenses

Interest Expense

Interest expense declined by $1.4 million, or 9%, from $14.9 million in the three months ended June 30, 2009 to $13.5 million in the three months ended June 30, 2010. Interest expense declined primarily as a result of the 2010 Reorganization described under “Overview” above, which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the three months ended June 30, 2010. We expect that interest expense will be approximately $42.4 million lower on an annualized basis using exchange rates in effect at June 30, 2010 after giving effect to the impact of the 2010 Reorganization and the debt repayment from the net proceeds of the IPO.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for the three months ended June 30, 2010 changed by $57.0 million, from a gain of $36.0 million in the three months ended June 30, 2009 to a loss of $21.0 million in the three months ended June 30, 2010. Foreign exchange gains and losses primarily result from the conversion of our U.S. dollar-denominated long-term debt into our functional currency of Canadian dollars. From the end of fiscal 2010 to June 30, 2010, the U.S. dollar strengthened by approximately 5% against the Canadian dollar from C$1.02 to C$1.06, resulting in an unrealized foreign exchange loss on our U.S. dollar-denominated debt of $22.6 million. This compares to a gain reported in the same period in 2009 when the U.S. dollar weakened by approximately 8% compared to the Canadian dollar.

Provision for Income Taxes

Income tax expense increased by $0.4 million, from $8.8 million in the three months ended June 30, 2009 to $9.2 million in the three months ended June 30, 2010 due to an increase in taxable income. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision we adjust income before income taxes by the unrealized foreign exchange (gain) loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future.

Net Income

Net income for the three months ended June 30, 2010 decreased by $49.9 million to $5.0 million compared to net income of $54.9 million for the three months ended June 30, 2009. The primary factor driving the change in net income was the impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar-denominated debt, which contributed to a foreign exchange loss of $21.0 million in the three months ended June 30, 2010 compared to a gain of $36.0 million in the three months ended June 30, 2009.

Adjusted EBITDA

Adjusted EBITDA increased by $15.0 million, or 30%, from $50.6 million in the three months ended June 30, 2009 to $65.6 million in the three months ended June 30, 2010 due to continued growth in the adoption of SMART Board interactive whiteboards and related complementary products. This was offset by approximately $8.6 million related to the weakening of the Euro and GBP and strengthening of the Canadian dollar quarter-over-quarter compared to the U.S. dollar.

Adjusted Net Income

Adjusted Net Income increased by $8.1 million, or 38%, from $21.0 million in the three months ended June 30, 2009 to $29.1 million in the three months ended June 30, 2010 due to continued growth in the adoption of SMART Board interactive whiteboards and related complementary products and the increase in gross margin.

Equity Incentive Plan

As part of the IPO, we have implemented an equity incentive plan which provides for the grant of options, restricted share units and deferred share units to directors, officers and employees of the Company. In July 2010, we issued 1,140,000 stock options of the company’s Class A Subordinate Voting Shares at an exercise price of $17.00. These options will vest over various periods ranging between three and four years. We expect these issuances to decrease net income by approximately $2.1 million in fiscal 2011 through a charge for stock-based compensation in selling, marketing and administration expenses.

In August 2010, the Board of Directors approved a change to the Participant Equity Loan Plan (the “Plan”) whereby the 40% of performance-based shares that did not become unrestricted as part of the IPO transaction, representing 24% of total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. This will be treated as a change in the Plan for accounting purposes and we expect net income will be impacted for fiscal 2011 by a charge to stock-based compensation in selling, marketing and administration expenses of approximately $4.8 million.

Liquidity and Capital Resources

As of June 30, 2010, we held cash and cash equivalents of $88.5 million. Currently, our primary source of cash flow is generated from sales of interactive whiteboards and complementary products. We believe that ongoing operations and associated cash flow, in addition to our existing cash resources and revolving credit facilities, provides sufficient liquidity to support our business operations for at least the next 12 months.

As part of the 2010 Reorganization described under “Overview” above, the shareholder note payable and cumulative preferred shares, along with accrued interest and dividends accumulated through May 22, 2010, were effectively converted into Class A Subordinate Voting Shares and Class B Shares upon completion of the IPO and are no longer outstanding.

We have two revolving credit facilities totaling $100 million that form part of the first lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0%, and a $55.0 million facility put into place in conjunction with our IPO that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of June 30, 2010.

As of June 30, 2010, our outstanding debt balances were as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$296.6 million
Second lien facility	Aug 28, 2007	Aug 28, 2015	LIBOR + 7.0%	$100.0 million
Unsecured term loan	Aug 28, 2007	Aug 28, 2015	LIBOR + 8.5%	$81.2 million, including accrued interest
Term construction facility	May 9, 2008	Nov 9, 2010	CAD BA + 4.4%	$47.4 million
Construction loan	Dec 17, 2008	Nov 9, 2010	CAD Prime + 2.0%	$1.4 million, including accrued interest

All debt facilities are U.S. dollar facilities with the exception of the term construction facility and construction loan which are Canadian dollar facilities.

As a result of the closing of our IPO on July 20, 2010, we received proceeds of $135.0 million, net of underwriting commissions and offering expenses. On July 22, 2010 we repaid $19.2 million (C$20.0 million) of our term construction facility with proceeds from the IPO and on July 30, 2010 we repaid $40.0 million of our unsecured term loan. We intend to use the remaining proceeds for working capital and other general corporate purposes, which may include potential acquisitions and further debt reductions.

The following table summarizes the impact of the 2010 Reorganization and IPO on our March 31, 2010 debt and shareholders’ equity balances in millions of dollars.

	March 31, 2010	June 30, 2010	Pro Forma(1)(2)
Voting Common Shares	$41.2	$—	$—
Non-voting Common Shares	120.1	—	—
Class A Subordinate Voting Shares	—	3.2	452.0
Class B Shares	—	160.2	260.0
Class A Preferred Shares	—	413.6	—

Share capital	$161.3	$577.0	$712.0

First lien facility	$337.4	$296.6	$296.6
Second lien facility	100.0	100.0	100.0
Unsecured term loan	79.4	81.2	41.2
Term construction facility	49.7	47.4	28.2

Long-term debt	$566.5	$525.2	$466.0

Construction loan	$1.4	$1.4	$1.4
Shareholder notes payable	327.9	—	—
Cumulative preferred shares	102.0	—	—

Related party long-term debt	$431.3	$1.4	$1.4

(1)	Pro Forma amounts include the impact of the 2010 Reorganization, the IPO transaction net of related expenses, and debt amounts repaid from the IPO net proceeds on June 30, 2010 balances. These amounts do not reflect additional interest accrued or foreign exchange rate changes subsequent to June 30, 2010.
(2)	As a result of the 2010 Reorganization and the IPO transaction, the weighted average number of shares for the calculation of basic earnings per share is expected to be 116,544,684, 123,772,791 and 123,772,791 for the second, third and fourth quarters of fiscal 2011, respectively. On a year-to-date basis, the weighted average number of shares for the calculation of basic earnings per share is expected to be 137,739,521, 133,067,015 and 128,098,676 for the second, third and fourth quarters, respectively. These amounts assume no further equity transactions in fiscal 2011.

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities increased by $20.2 million to $12.4 million for the three months ended June 30, 2010 compared to net cash provided by operating activities of $7.8 million for the three months ended June 30, 2009. The majority of this change is due to increases in quarter-over-quarter non-cash working capital balances of $15.9 million reflecting higher revenue and the related growth in accounts receivable driven by the North American market for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $72.4 million from $8.0 million for the three months ended June 30, 2009 to $80.4 million for the three months ended June 30, 2010. This increase primarily relates to the acquisition of NextWindow on April 21, 2010 for $82.0 million in cash, partly offset by cash held by NextWindow at the date of acquisition.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities increased by $53.8 million to $47.6 million for the three months ended June 30, 2010 compared to net cash provided by financing activities of $6.2 million for the three months ended June 30, 2009. The cash used in financing activities in the three months ended June 30, 2010 relates to the $40.0 million repayment on our revolving credit facility and an $8.0 million repayment on our shareholder note as part of the 2010 Reorganization. The cash provided by financing activities in the three months ended June 30, 2009 consisted primarily of $7.0 million of debt issued to complete the construction of our new headquarters building.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of June 30, 2010.

	12 months ending June 30,
	2011	2012	2013	2014	2015	2016 and thereafter	Total
Operating leases	$6.3	$4.4	$4.2	$4.0	$4.1	$18.3	$41.3
Derivative contracts	3.2	0.2	—	—	—	—	3.4
Long-term debt repayments
Long-term debt	90.5	3.1	3.1	3.1	284.4	141.0	525.2
Related party long-term debt	1.4	—	—	—	—	—	1.4
Future interest obligations on long-term debt	18.0	20.9	21.4	21.3	13.4	6.7	101.7
Purchase commitments	82.0	—	—	—	—	—	82.0

Total	$201.4	$28.6	$28.7	$28.4	$301.9	$166.0	$755.0

The operating lease obligations relate primarily to office, warehouse and assembly facilities and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt obligations represent the minimum principal repayments required under our long-term debt facilities and include accrued interest to June 30, 2010 on certain debt where interest is deferred and added to the principal in accordance with the terms of the related loan agreements. In addition to scheduled debt repayments, the 2011 long-term debt obligations above include debt of $59.2 million that was repaid from the IPO proceeds in July, 2010.

Purchase commitments represent our short-term commitments for raw materials used in the assembly of the SMART Board interactive whiteboards and commitments for finished goods from contract manufacturers.

Commitments have been calculated using foreign exchange rates and interest rates in effect at June 30, 2010. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

Guarantees and Contingencies

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

We are subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. We believe that the ultimate liability, if any, arising from such claims and contingencies is not likely to have a material effect on our consolidated results of operations or financial condition.

Off-Balance Sheet Arrangements

As of June 30, 2010, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to a significant amount of foreign exchange risk, primarily between the Canadian dollar and the U.S. dollar, the Euro and the GBP. This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We do not use derivative financial instruments for speculative purposes.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the consolidated statements of operations.

For the three months ended June 30, 2010, our net income would have decreased with a 10% depreciation in the average value of the Canadian dollar and the Euro compared to the U.S. dollar, by approximately $32.7 million and $2.7 million, respectively, as a result of the aggregate impact of both our functional currency and our reporting currency exposures. Based on our outstanding U.S. dollar-denominated debt balance of $477.8 million as of June 30, 2010, a 10% depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our net income of $48.9 million solely as a result of that exchange rate fluctuation’s effect on such debt.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable debt. For the three months ended June 30, 2010 our quarterly interest expense would have increased by approximately $0.3 million for every 100 basis point increase in interest rates. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our cash balances and revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, allowance for doubtful receivables, inventory valuation and inventory purchase commitments, warranty costs, income taxes, legal and other contingencies and the Participant Equity Loan Plan. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. The Company’s critical accounting policies and estimates used in the preparation of our financial statements have been reviewed and discussed with the Company’s management. There have not been any changes to the critical accounting policies or methods from those disclosed in the Company’s MD&A for the fiscal year ended March 31, 2010.

Business Risks

We may not be able to manage our growth.

In recent years we have substantially expanded our headcount, facilities and infrastructure, and anticipate that further expansion will be required for our business. Our total number of employees increased from 824 as of December 31, 2005 to 1,737 as of June 30, 2010. In addition, two of our five executive officers, including our Chief Financial Officer, and three of our nine other officers joined us recently. As a result, certain members of our management team lack the institutional knowledge about our company that is typically required to manage a business of our size and our stage of development. Our expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. For example, we experienced significant difficulties implementing our enterprise resource planning system; see “We experienced significant difficulties implementing our enterprise resource planning system” below. We cannot assure you that we will be able to better integrate any additional management systems we may require in the future.

Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We must continue to effectively hire, train and manage new employees. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage any significant growth of our operations and personnel, we will need to improve our operational and financial systems, procedures and controls and may need to obtain additional systems.

Our current growth also creates difficulties in budgeting expenses and forecasting demand for our products, which can lead to delays in managing the production and shipment of our products and to difficulties in managing cash flows. In addition, the difficulties and risks associated with our growth could be exacerbated by our expansion into foreign markets, see “We face significant challenges growing our sales in foreign markets” below. If we are unable to manage our growth rate, our business could be harmed and our results of operations and financial condition could be materially adversely affected.

We operate in a highly competitive industry

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. We compete with other interactive whiteboard developers such as Promethean World Plc, currently our principal competitor, Hitachi, Ltd., Panasonic Corporation and Samsung Electronics Co. In addition, makers of personal computer technologies, television screens, mobile phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, LG Electronics, Inc. and Microsoft Corporation may seek to provide integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products. Many of our current and potential future competitors have significantly greater financial and other resources than we do and may spend significant amounts of resources to try to enter the market. We cannot assure you that we will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest cost bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are not typically the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure you that we will be able to continue to maintain our value advantage and be competitive. See also, “If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed” below.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the United States and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive whiteboards and other complementary products in Canada, the United States and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the United States and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure you that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the United States. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure you that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the United States, Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “We may not be able to protect our brand, and any failure to protect our brand would likely harm our business” below. In addition, while we generally enter into confidentiality and non-disclosure agreements with our employees, consultants, contract manufacturers, distributors and dealers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

•

disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure you that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and dealers of our products;

•	adversely affect our reputation with customers;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure you that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed.

The market for interactive learning and collaboration solutions is still emerging. It is characterized by rapid technological change and frequent new product introductions. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new products offering enhanced performance and functionality at competitive prices. The development of new technologies and products involves time, substantial costs and risks. Our ability successfully to develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors including timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects in the early stages of introduction and our ability to manage distribution and production issues related to new product introductions. If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

The emerging market for interactive learning and collaboration products may not develop as we expect.

The market for interactive learning and collaboration products has begun to develop only recently, is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of these products are uncertain. The adoption of these products may not become widespread. If the market for these products fails to develop or develops more slowly than we anticipate, we may fail to achieve our anticipated growth.

If there are decreases in spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, we could lose revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, government agencies, each of which depends heavily on government funding. The recent worldwide recession has resulted in substantial declines in the tax revenues of many national, federal, state, provincial and local governments. Many of those governments could react to the decreases in revenue by cutting funding to those institutions, and if our products are not a high enough priority expenditure for those institutions, we could lose revenue.

Any general decrease, delay or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for government agencies that use our products could cause our current and prospective customers to reduce their purchases of our products, which could cause us to lose revenue. In addition, a specific reduction in governmental funding support for products such as ours could also cause us to lose revenue.

We believe that we have been an indirect but perhaps substantial beneficiary of the American Recovery and Reinvestment Act of 2009, or the ARRA. The ARRA was intended to provide a stimulus to the U.S. economy in the wake of the recent economic downturn. Among other things, the ARRA provided state and local governments with substantial additional funds for education. We believe that some of our sales since the enactment of the

ARRA in February 2009 resulted from state and local governments’ obtaining funds under the ARRA for technology purchases. If state and local governments are unable to secure an alternative source of funds upon the depletion of the funds provided under the ARRA, we could experience a slowdown of revenue growth as a result of that lack of funding.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and solutions in the United States and the United Kingdom becomes more saturated, the growth rate of our revenue in those countries will decrease and, as a result, our revenue growth will become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow our sales and to sell those solutions at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. If we are not able to develop customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot assure you that we will be able to successfully develop customized solutions for each foreign country in which we seek to grow our sales or that our solutions, when developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we may be required to sell our products at prices below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and decrease the growth rate of our revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates and to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected.

We are subject to risks inherent in foreign operations.

Sales outside the United States and Canada represented approximately 29% of our sales based on our most recent fiscal year ended March 31, 2010. We intend to continue to pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. In addition to our offices in the United States and Canada, we maintain offices in Brazil, China, France, Germany, Japan, New Zealand, Singapore, the United Arab Emirates and the United Kingdom. We have limited experience conducting business outside of the United States and Canada, and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. For example, we recently amended our distributorship agreements to bring them into compliance with certain restrictions contained in the competition laws of the European Union. We cannot assure you that risks inherent in our foreign operations will not have a material adverse effect on our business. See also, “We face significant challenges growing our sales in foreign markets” above.

If we are unable to implement effective procedures to ensure compliance with export control laws, our business could be harmed.

Our extensive foreign operations and sales are subject to far reaching and complex export control laws and regulations in the United States, Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity. We have only recently begun to establish policies, procedures and controls to address export control requirements. We retained a third party consultant to assess our operations from an export compliance perspective. This assessment, which was completed in January 2010, identified a number of deficiencies in our policies, procedures and controls, and while we have begun to address those deficiencies in response to recommendations from the consultant, we have not yet finalized or implemented our response.

In addition, a recent review of our operations revealed that we may have inadvertently violated the United States Export Administration Regulations, or EAR, by selling products to a distributor in Syria that were made outside the United States but may contain more than 10 percent U.S.-origin content. Upon our discovery of these potential violations, we ceased all sales to that distributor and voluntarily reported these potential violations to the U.S. Department of Commerce’s Bureau of Industry and Security, or BIS. Sales of all our products, including products not subject to the EAR, to our former distributor in Syria in fiscal years 2006-2010 were less than $175,000. While we are not aware of any current BIS investigation of us, our voluntary disclosure of the potential inadvertent violation may lead to such an investigation, and we cannot assure you of the outcome of any such investigation if it were commenced.

We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.

We regard our SMART brand as one of our most valuable assets. We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our products, and will require a continued focus on active marketing efforts. We will need to continue to spend substantial amounts of money on, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among end-users. However, brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If we fail to promote, protect and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, our business would be harmed.

The unlicensed use of our trademarks by third parties could harm our reputation, impair such trademarks and adversely affect the strength and value of our brand in the marketplace and the associated goodwill. We use the term “SMART” in the branding of many of our products, such as the SMART Board interactive whiteboard, the SMART Response interactive response system and our SMART Notebook software. Because it is generally not possible to obtain trademark protection for a term that is descriptive, we may be unable to obtain, or may be unable to enforce, trademark rights for certain of our product brands such as “smart board” in certain jurisdictions. If we are unable to obtain or enforce such rights under applicable law, our ability to prevent our competitors and potential competitors from referring to their products using terms or trademarks that are confusingly similar to those of our products will be adversely affected. We are aware of situations in which our competitors have described their product generally as a “smart board.” While we seek to defend against such dilution of our trademarks, we cannot assure you that we will be successful in protecting our trademarks.

In addition, trademark protection is territorial and our ability to expand our business, including, for example, by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties in such jurisdiction.

Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. To the extent that people refer generally to interactive whiteboards as “smart boards” or if the “SMART” name were otherwise to become a generic term, we may be unable to prevent competitors and others from using our name for their products which could adversely affect our ability to leverage our brand and could harm our reputation if third-party products of lesser quality are mistaken for our products.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis or on favorable terms.

Assembly of our products depends on obtaining adequate supplies of components on a timely basis. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited suppliers or contract manufacturers may cause them to decrease or stop production of these components and products. Alternative sources are not always available. Many of our components are manufactured overseas and have long lead times. Due to our growth, we have from time to time experienced shortages of several of our products and components that we obtain from third parties. Because of the current economic climate, many suppliers and contract manufacturers have generally lowered their manufacturing capacity which increases lead times for our products or components. We have also experienced unexpected demand for certain of our products. As a result, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. We cannot predict if or when our suppliers and contract manufacturers will resume production at full capacity and we cannot ensure that product or component shortages will not occur in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have written agreements with many of our suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot assure you that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration or otherwise obtain favorable pricing in the future.

We depend on component manufacturing, product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the United States.

Most of our components are manufactured, and certain of our complete products are assembled, in whole or in part by a few third parties. Many of these third parties are located outside of Canada and the United States. For example, we rely on one contract manufacturer based in China for the production of all our short-throw projectors used in our interactive whiteboard solution and on another contract manufacturer based in Hungary for the final production of a significant portion of our completed interactive whiteboards. We have also contracted with a third party to manage much of our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or quantity of our products, or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could materially adversely affect our business.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could materially adversely affect our reputation and business.

Final assembly of our interactive whiteboard products is currently performed in our assembly facility in Ottawa, Canada and by a contract manufacturer in Hungary. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing costs or exposing us to credit risks of these suppliers or contract manufacturers or as the result of a complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If we are unable to obtain the necessary components for our products in a timely manner, we may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

Our future success depends on our co-founders, the loss of either of whom could adversely impact our business.

We depend in a large part upon the continued service of key members of our senior management team. In particular, our co-founders David A. Martin and Nancy L. Knowlton are critical to the overall management of our company as well as the development of our technology, our culture and our strategic direction. We do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

We generate a substantial majority of our revenue from the sale of our interactive whiteboards, and any significant reduction in sales of that product would materially harm our business.

We generated approximately 70% of our revenue from sales of our interactive whiteboards and integrated projectors based on our most recent fiscal year ended March 31, 2010. A decrease in demand for our interactive whiteboards would significantly reduce our revenue. If any of our competitors introduces attractive alternatives to our interactive whiteboards, we could experience a significant decrease in sales as customers migrate to those alternative products.

We experienced significant difficulties implementing our enterprise resource planning system.

On April 1, 2008, we commenced implementing a new enterprise resource planning, or ERP, system. We experienced significant difficulties with this implementation which resulted in severe disruptions to our operations and to our financial and accounting systems for a number of months. For example, we were unable to issue invoices or ship any products for a significant period of time during the first quarter of fiscal 2009. This resulted in our inability to complete reliable quarterly financial statements for fiscal 2009. In order to temporarily resolve the issues associated with the ERP system implementation, we adopted several manual processes and workarounds to perform functions that would typically be automated in a company of our size. By the end of the second quarter of fiscal 2009, we had shipped all the products that we were unable to ship in the first quarter of fiscal 2009, and as of December 31, 2009, we had substantially resolved all material issues associated with the portions of the ERP system that we had implemented as of that date.

We have not yet completed the implementation of the new ERP system and many manual processes for functions that should be automated remain. The existence of such manual processes allows the possibility for human error that could potentially result in material mistakes in our operations as well as our financial reporting. Such mistakes, if made, could have a material adverse effect on our business. In addition, we currently do not have, and until we complete the implementation of our ERP system, we will not have, the necessary systems in place to provide us with certain data that would normally be automatically collected in an organization of our size. For example, until the first quarter of fiscal 2010, our systems were unable to generate operating expense reports for our various business cost centers. Furthermore, we have identified, and are in the process of correcting, additional weaknesses in the ERP system that could potentially have a material adverse effect on our business. Specifically, the configuration of our ERP system lacks sufficient authority controls and many users are able to make changes to the system that may affect all users. If a user makes unauthorized changes to the system, our business could be harmed. These issues did not prevent us from obtaining unqualified audit reports on our annual financial statements.

In the first quarter of fiscal 2010, we continued to experience problems of a less material nature in the implementation of the ERP system. For example, on one occasion, a particular module of the system was not properly tested, and after implementing the module, we discovered that the system prevented the shipment of certain products and the issuance of invoices for certain shipments. While in that particular instance we were able to remediate the problem in time to prevent any significant issues, we cannot assure you that similar problems will not recur or that we will be able to remediate these problems on a timely basis. If additional problems arise in the implementation of additional modules of the ERP system, we could experience further disruptions to our business and operations that could have a material adverse effect on our business and could impair our ability to report our operating results on a timely and accurate basis.

We may not be successful in our strategy to grow in the business and government markets.

To date, a substantial majority of our revenue has been derived from sales to the education market. Because we sell our products through dealers and distributors, we are unable to precisely quantify the portion of our revenue that is derived from any particular market. However, we estimate that based on our most recent fiscal year ended March 31, 2010, approximately 85% of our revenue was derived from the education market. Our business strategy contemplates expanding our sales to the business and government markets. However, there has not been widespread adoption of interactive whiteboard solutions in the business and government markets and these solutions may fail to achieve wide acceptance in these markets. We believe that the primary reason interactive whiteboards have had slower acceptance rates by business and government users is that they still may be too difficult for the average business and government user to use without training. While most educators who use our products do so on a regular and recurring basis (e.g., teachers may use SMART Board interactive whiteboards in their classrooms daily) and gain a certain proficiency with frequent use, most business and government end-users are occasional users for whom the training required to use our interactive whiteboards may be too significant of a time investment. As a result, our ability to grow our sales in the business and government markets will largely depend on our ability to introduce products that are easier to use intuitively with relatively minimal or no training. We may not be successful in achieving penetration in those markets for other reasons as well. For example, expanding into the business and government markets may require us to develop new distributor and dealer relationships and we may not be successful in developing those relationships. In addition, our brand is less recognized in the business and government markets than it is in the education market.

Acquisitions and joint ventures could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including joint ventures, business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

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declining employee morale and retention issues resulting from changes in, or acceleration of, compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

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the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, end-users, and customers onto our existing platforms; and

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liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. For example, we recently acquired the entire share capital of NextWindow, and we intend to integrate its operations and technologies with our business. However, we cannot assure you that we will be able to integrate those operations and technologies without encountering difficulties, including, but not limited to, the loss of key employees, the disruption of our respective ongoing businesses, the inability to retain business relationships with NextWindow’s customers or possible inconsistencies in standards, controls, procedures and policies. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

Our ability to sell our products is dependent upon us establishing and maintaining good relationships with dealers and distributors that promote and sell our products.

Substantially all our sales are made through dealers and distributors and accordingly, we depend on our ability to establish and develop new relationships and to build on existing relationships with dealers and distributors. Our dealers and most of our distributors are not contractually required to sell our products exclusively and may offer competing interactive whiteboard products. We cannot assure you that our dealers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those dealers and distributors but are important to the success of our products include:

•	the degree to which our dealers and distributors actively promote our products;

•	the extent to which our dealers and distributors offer and promote competitive products; and

•	the quality of installation, training and other support services offered by our dealers and distributors.

In addition, if some of our competitors offer their products to dealers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those dealers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with dealers and distributors, our business will be harmed.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders our business would be harmed.

We transport significant volumes of components and finished products across long-distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase our costs and the final prices of our products to our customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance. We have an ongoing dispute with the U.S. Customs and Border Protection Agency with respect to the classification of certain of our products and similar disputes may arise in the future. Such similar disputes, if they arise, could subject us to material liabilities and have a material adverse effect on our business.

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products would be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our business. Integrating our products with those of the main software platform providers is particularly critical to increasing our sales to the business and government markets, as discussed above under “We may not be successful in our strategy to grow in the business and government markets.”

Our use of open source and third-party software could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, United States and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could be required to seek licenses from, or pay royalties to, third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. If we are required to take any of the foregoing action, this could adversely affect our business, operating results and financial condition.

We also incorporate certain third-party technologies and proprietary rights into our software products and may need to utilize additional third-party technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third-party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current software products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition. If we are unable to redesign our software products to function without this third-party technology or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, may contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments and we may be unable successfully to correct such errors or defects in a timely manner or at all. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, and correcting such errors and failures in our products could require significant expenditure of capital by us. We typically provide warranties on interactive whiteboards for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition and results of operations.

Our senior management has limited experience working together as a group.

Many of the members of our senior management, including two of our five executive officers, including our Chief Financial Officer, and three of our nine other officers, have been hired since April 1, 2008. As a result, our senior management has limited experience working together as a group. This lack of shared experience could harm our senior management’s ability to quickly and effectively respond to problems and effectively manage our business, which could result in our business being harmed and our results of operations suffering.

We are exposed to fluctuations in foreign currencies that may materially adversely affect our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, a substantial portion of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our Canadian dollar functional currency will increase. Although we report our results in U.S. dollars, a foreign exchange loss will result from the increase in the outstanding amount and that loss could materially adversely affect our results of operations.

In addition, we are exposed to fluctuations in foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Euro, British pound sterling and the Canadian dollar. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies and engage in foreign currency hedging activities through the use of derivative financial instruments such as forward contracts. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

The level of our current and future debt could have an adverse impact on our business.

We have substantial debt outstanding and we may incur additional indebtedness in the future. As of June 30, 2010, we had $526.6 million of outstanding indebtedness.

The high level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

A substantial portion of our debt bears interest at floating rates and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, from time to time we enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations and, as a result, interest rate fluctuations may materially adversely affect our operating results in future periods.

Our working capital requirements and cash flows are subject to fluctuation which could have an adverse effect on our financial condition.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors which could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. For example, if we are unable to effectively manage fluctuations in our cash flows, we may be unable to make required interest payments on our indebtedness.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products and the expansion of distribution channels require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change; general economic, financial or political conditions in our industry change; or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of preferred shares or debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of the holders of our Class A Subordinate Voting Shares, and the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to grow effectively.

Our success is largely dependent on our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Although our Participant Equity Loan Plan described under note 10(b) of the Company’s unaudited interim consolidated financial statements has provided certain employees with an opportunity to invest in us, prior to the adoption of our 2010 Equity Incentive Plan, which is described under note 10(c) of the Company’s unaudited interim consolidated financial statements and which we have adopted in connection with our IPO, none of our employee incentive plans provided employees with grants of equity awards.

Our worldwide operations subject us to income taxes in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for income taxes. That determination is ultimately an estimate and, accordingly, we cannot assure you that our historical income tax provisions and accruals will be adequate.

We are subject to income taxes in Canada, the United States and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with non-resident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment by management is required to be exercised in setting related party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

A successful unionization drive could have a material adverse effect on our business.

Currently, none of our employees is unionized. However, our assembly facility in Ottawa, Canada was the subject of two labor union organizing efforts in the past and any of our current or future facilities may become subject to labor union organizing efforts. Any union organizing efforts, if successful, could result in an increased risk of strikes, work stoppages and resulting product shortages or delays and higher labor costs.

We may have assumed or incurred liabilities in connection with the 2010 Reorganization.

While we believe that there will be no material adverse tax consequences to us from the 2010 Reorganization, no advance tax ruling has been obtained from the Canada Revenue Agency and we cannot provide any assurances in this regard. In addition, as a result of the 2010 Reorganization, a number of companies controlled by certain of our shareholders were amalgamated with us. Consequently, we have assumed all liabilities (including tax liabilities and contingent liabilities) of such companies. We will not be indemnified for any of these assumed liabilities. Based upon our due diligence investigations related to the 2010 Reorganization, we believe that we have not assumed any material liabilities, although we cannot provide any assurances in this regard. In addition, there may be liabilities that are neither probable nor estimable at this time, which may become probable and estimable in the future. Any such assumption of liabilities as a result of such amalgamation or any adverse tax consequences as a result of the 2010 Reorganization could have a material adverse effect on our results of operations.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we will incur legal, accounting, compliance and other expenses that we have not incurred historically. We are now obligated to file with the SEC annual and other reports pursuant to the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act). We are now also obligated to file with the Canadian provincial and territorial securities regulators similar reports pursuant to securities laws and regulations applicable in all the provinces and territories of Canada. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the NASDAQ Stock Market, or NASDAQ, and the Toronto Stock Exchange, or TSX, certain provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and rules and guidelines of the Canadian provincial securities regulators, which will impose significant compliance obligations upon us.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, the NASDAQ, the TSX and the Canadian provincial securities regulators, have imposed increased regulation and disclosure and require enhanced corporate governance practices of public companies. Our efforts to comply with evolving corporate governance laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigations by regulatory authorities, such as the SEC, the NASDAQ or the Canadian securities regulators. Any such action could harm our reputation and the confidence of investors, customers and other third parties with which we do business, and could materially adversely affect our business and cause the trading price of our shares to fall.

One of the directors who currently serves on our audit committee is not an independent director. Under the rules of the NASDAQ and of the Canadian provincial securities regulators, all the members of our audit committee must be independent directors by the first anniversary of the date of our IPO. Any failure to comply with these requirements by this deadline would allow the NASDAQ to de-list our Class A Subordinate Voting Shares and the Canadian provincial securities regulators to issue a cease trade order respecting trading of our Class A Subordinate Voting Shares on the TSX.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a new public company, we need to devote substantial efforts to the reporting obligations and internal controls required of a public company in the United States and Canada, which will result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our Class A Subordinate Voting Shares. We will be required to devote significant resources to the documentation and testing of our operational and financial systems for the foreseeable future. Prior to becoming a public company in the United States and Canada, we had taken a number of steps to prepare for quarterly financial reporting, but we have had only limited operating experience with the improvements we have made to date. We will need to make continued efforts with respect to the documentation of our internal controls in order to meet the requirements of being a public company in the United States and Canada, including the rules under Section 404 of Sarbanes-Oxley in the United States. However, the improvements we have made and the efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we are now required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If either we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Capital Structure Risks

The concentration of voting power and control with our co-founders, Intel and Apax Partners will limit your ability to influence corporate matters, including takeovers.

Our Class B Shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. Our Class B Shares constitute approximately 64% of our total share capital outstanding, but carry approximately 95% of the total outstanding voting power of all our outstanding share capital. In particular, as of July 14, 2010 our co-founders, David A. Martin and Nancy L. Knowlton, beneficially own approximately 34% of our outstanding Class B Shares, representing approximately 32% of the voting power of all our outstanding share capital, while Intel and Apax Partners beneficially own approximately 22% and 44% of our outstanding Class B Shares, representing approximately 21% and 42% of the voting power of all our outstanding share capital, respectively. As a result, our co-founders, Intel and Apax Partners have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a business combination or other sale of our company or its assets, for the foreseeable future. In addition, we and the holders of our Class B Shares have entered into a security holders agreement pursuant to which the holders of our Class B Shares agree to exercise their voting power so as to ensure that our Board of Directors will be comprised of seven members, including two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

This concentrated control may provide our current shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Class B Shares voting as a separate class, and because each of IFF and Apax Partners owns more than one-third of the Class B Shares, each of IFF and Apax Partners will have the ability to prevent such transactions. The concentration of voting power limits your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Class A Subordinate Voting Shares. As a result, the market price of our Class A Subordinate Voting Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

We do business with certain companies that are related parties. For example, we have a licensing arrangement with Intel, one of our principal shareholders, that has its nominee serving as one of our directors.

Pursuant to the security holders agreement mentioned above, we expect to have one or more directors affiliated with Apax Partners, Intel and IFF for the foreseeable future. Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies or to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies or investors.

Our share price may be volatile and the market price of our shares may decline.

Prior to our IPO, our Class A Subordinate Voting Shares have not been traded in the public markets. We cannot predict the extent to which a trading market for our Class A Subordinate Voting Shares will develop or how liquid that market might become. An active trading market for our Class A Subordinate Voting Shares may never develop or may not be sustained, which could adversely affect your ability to sell your Class A Subordinate Voting Shares and the market price of your shares.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. As a result, the market price of our Class A Subordinate Voting Shares is likely to be similarly volatile, and investors in our Class A Subordinate Voting Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Class A Subordinate Voting Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Business Risks” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and dealers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or dealers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

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the ability of our customers, distributors and dealers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, dealer, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in foreign exchange rates or interest rates;

•	changes in our financing and capital structures; and

•	the uncertainties inherent in our accounting estimates and assumptions and the impact of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S.

domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. Prior to our IPO, our shareholders passed written resolutions having the same effect as the holding of an annual shareholders’ meeting. Therefore, our first annual meeting of shareholders will not be required to occur until late 2011. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

We do not intend to pay dividends on our Class A Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Class A Subordinate Voting Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Class A Subordinate Voting Shares.

We may invest or spend the proceeds of our IPO in ways you may not agree with or in ways which may not yield a return.

We have broad discretion over the use of the net proceeds from our IPO. Except as described above, we have not reserved specific amounts for any particular purposes, and we cannot specify with certainty how we will use these funds. Accordingly, our management has considerable discretion in the application of these funds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. These funds may be used for purposes that do not improve our operating results or the market value of our Class A Subordinate Voting Shares. Until these funds are used, they may be placed in investments that do not produce income or that lose value.

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Class A Subordinate Voting Shares after our IPO, or the perception that those sales may occur, could adversely affect the market price of our Class A Subordinate Voting Shares and impede our ability to raise capital through the issuance of equity securities. Although we, all our directors and officers, the selling shareholders and the holders of substantially all our outstanding Class A Subordinate Voting Shares and Class B Shares entered into lock-up agreements restricting the sale of our Class A Subordinate Voting shares, without the prior written consent of each of Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and RBC Dominion Securities Inc., for a period of 180 days after July 14, 2010, those lock-up agreements are subject to exceptions and compliance with those lock-up agreements could be waived. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us (which was amended and restated in connection with our initial public offering) that may require us to register their shares for resale or include shares owned by such shareholders in future offerings by us.

We plan to file a registration statement on Form S-8 to register Class A Subordinate Voting Shares that are or will be reserved for issuance under our 2010 Equity Incentive Plan. Significant sales of our Class A Subordinate Voting Shares pursuant to our 2010 Equity Incentive Plan could also adversely affect the prevailing market price for our Class A Subordinate Voting Shares.

Future sales or issuances of our Class A Subordinate Voting Shares could lower our share price and dilute your voting power and may reduce our earnings per share.

We may issue and sell additional Class A Subordinate Voting Shares in subsequent offerings. We may also issue additional Class A Subordinate Voting Shares to finance future acquisitions. We cannot predict the size of future issuances of our Class A Subordinate Voting Shares or the effect, if any, that future issuances and sales of our Class A Subordinate Voting Shares will have on the market price of our Class A Subordinate Voting Shares. Sales or issuances of substantial amounts of Class A Subordinate Voting Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A Subordinate Voting Shares. With any additional sale or issuance of Class A Subordinate Voting Shares, you will suffer dilution to your voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Class A Subordinate Voting Shares will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts ceases coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Subordinate Voting Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company.

Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company, or PFIC, it could have adverse United States federal income tax consequences to United States shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure you that we will not be a PFIC in the future. United States investors in our Class A Subordinate Voting Shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our Class A Subordinate Voting Shares if we are considered to be a PFIC.

Consolidated Financial Statements of

SMART Technologies Inc.

Three months ended June 30, 2009 and 2010

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

For the three months ended June 30, 2009 and 2010

	June 30, 2009	June 30, 2010
Revenue	$158,460	$219,173
Cost of sales	78,351	108,502

Gross margin	80,109	110,671

Expenses
Selling, marketing and administration	27,958	42,870
Research and development	7,150	10,725
Depreciation and amortization of property and equipment	2,319	6,775
Amortization of intangible assets (note 8)	—	1,836
Interest expense	6,832	8,206
Interest expense on related party debt	8,055	5,281
Foreign exchange (gain) loss	(36,042)	21,004

	16,272	96,697

Other (loss) income, net	(166)	162

Income before income taxes	63,671	14,136

Income tax expense (recovery) (note 11)
Current	2,635	16,576
Deferred	6,153	(7,429)

	8,788	9,147

Net income	$54,883	$4,989

Earnings per share amounts (note 12)
Basic and diluted earnings per share	$0.32	$0.03

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
ASSETS
Current assets
Cash and cash equivalents	$230,169	$88,478
Trade receivables (note 5)	81,901	127,284
Other current assets	11,972	16,073
Inventory (note 6)	58,743	77,430
Deferred income taxes	11,683	11,693

	394,468	320,958
Property and equipment (note 7)	107,999	102,269
Goodwill (note 2)	—	34,819
Intangible assets (note 8)	506	48,759
Deferred income taxes	14,962	6,070
Deferred financing fees	9,652	8,775
Other long-term assets (note 15)	507	—

	$528,094	$521,650

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$38,861	$41,065
Accrued and other current liabilities	81,123	83,039
Deferred revenue	24,697	26,488
Income taxes payable	5,523	15,735
Current portion of long-term debt (note 9)	92,790	50,511
Current portion of related party long-term debt (note 9)	1,421	1,370

	244,415	218,208
Long-term debt (note 9)	473,732	474,734
Related party long-term debt (note 9)	429,855	—
Other long-term liabilities (note 15)	—	234
Deferred revenue	74,407	73,706

	1,222,409	766,882
Shareholders’ deficit
Share capital (note 10)
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of March 31, 2010 and 85,044,900 shares as of June 30, 2010	—	160,242
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of March 31, 2010 and 5,478,596 shares as of June 30, 2010	—	3,156
Class A Preferred Shares—no par value
Authorized—433,676,686 shares
Issued and outstanding—zero shares as of March 31, 2010 and 433,676,686 shares as of June 30, 2010	—	413,616
Voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—53,563,844 shares as of March 31, 2010 and zero shares as of June 30, 2010	41,166	—
Voting Preferred Shares—no par value
Authorized—unlimited
Issued and outstanding—127,483,148 shares as of March 31, 2010 and zero shares as of June 30, 2010	—	—
Non-voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—127,489,844 shares as of March 31, 2010 and zero shares as of June 30, 2010	120,108	—
Accumulated other comprehensive (loss) income (note 4)	(24,364)	3,990
Deficit	(831,225)	(826,236)

	(694,315)	(245,232)

	$528,094	$521,650

Subsequent event (note 17)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Equity (Deficit) (unaudited)

(thousands of U.S. dollars)

For the three months ended June 30, 2009

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Total
Balance as of March 31, 2009	$160,247	$(973,257)	$130,677	$(682,333)
Net income	—	54,883	—	54,883
Foreign currency translation	—	—	(58,460)	(58,460)

Balance as of June 30, 2009	$160,247	$(918,374)	$72,217	$685,910

For the three months ended June 30, 2010

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Total
Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$(694,315)
Net income	—	4,989	—	4,989
Participant Equity Loan Plan (note 10)	2,122	—	—	2,122
2010 Reorganization (note 3 and 10)	413,618	—	—	413,618
Foreign currency translation	—	—	28,354	28,354

Balance as of June 30, 2010	$577,014	$(826,236)	$3,990	$(245,232)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

For the three months ended June 30, 2009 and 2010

	June 30, 2009	June 30, 2010
Cash provided by (used in)
Operations
Net income	$54,883	$4,989
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization of property and equipment	3,259	8,628
Amortization of intangible assets	—	1,836
Amortization of deferred financing fees	470	451
Non-cash interest (recovery) expense on long-term debt	(312)	132
Non-cash interest expense on related party long-term debt	8,055	5,281
Unrealized (gain) loss on foreign exchange	(35,964)	18,126
Deferred income tax expense (recovery)	5,759	(7,428)
Loss on disposal of property and equipment	218	—
Trade receivables	(24,817)	(41,118)
Other current assets	180	(2,664)
Inventory	(8,870)	(19,754)
Income taxes recoverable and payable	86	8,333
Accounts payable, accrued and other current liabilities	240	4,999
Deferred revenue	4,655	5,797

Cash provided by (used in) operating activities	7,842	(12,392)

Investing
Business acquisition	—	(82,000)
Cash of subsidiary at date of acquisition	—	7,974
Capital expenditures	(7,973)	(6,390)
Intangible assets	—	(29)

Cash used in investing activities	(7,973)	(80,445)

Financing
Proceeds from issuance of debt	6,986	—
Repayment of debt	(759)	(49,224)
Participant Equity Loan Plan, net	—	1,656

Cash provided by (used in) financing activities	6,227	(47,568)

Effect of exchange rate changes on cash and cash equivalents	3,161	(1,286)

Net increase (decrease) in cash and cash equivalents	9,257	(141,691)
Cash and cash equivalents, beginning of period	37,055	230,169

Cash and cash equivalents, end of period	$46,312	$88,478

Cash and cash equivalents are comprised as follows
Cash	$24,260	$37,610
Short-term investments	22,052	50,868

	$46,312	$88,478

Supplemental cash flow disclosures
Interest paid	$7,125	$18,728
Interest received	$52	$166
Income taxes paid	$2,506	$7,607
Amount of non-cash capital additions in accounts payable, accrued and other current liabilities	$3,553	$660

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in our annual audited financial statements. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2010, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

(a) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relations, and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	Five to ten years
Customer relations	Five years
Other intellectual property	Five to ten years

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

(b) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value as if it was the purchase price. When the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(c) Business combinations

In December 2007, the FASB issued a new accounting standard for business combinations, which established principles and requirements for how an acquirer is to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

acquiree in a business combination. This new accounting standard also established principles regarding how goodwill acquired in a business combination or gain from a bargain purchase should be recognized and measured, as well as providing guidelines on the disclosure requirements. In April 2009, FASB amended this new accounting standard to require the assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the fair value can be determined during the measurement period. This new standard was applied to the Company’s accounting for its acquisition in the three months ended June 30, 2010.

2. Acquisition

On April 21, 2010 the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays including PC displays.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition. Revenue and net loss from NextWindow reported in the Company’s consolidated revenue for the three months ended June 30, 2010 amounted to $8,788 and $912, respectively. The net loss included amortization of intangible assets resulting from the acquisition of $1,811.

The following table summarizes the preliminary allocation of the total consideration to the assets acquired and liabilities assumed based on fair values.

Assets purchased
Current assets	$12,513
Capital assets	2,177
Intangible assets	50,061
Goodwill	34,819

$99,570

Liabilities assumed
Current liabilities	$10,514
Deferred income tax liability	15,030

$25,544

Net non-cash assets acquired	$74,026
Cash acquired	7,974

Consideration paid—cash	$82,000

The goodwill associated with the acquisition is primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets. The goodwill is not subject to amortization and is not expected to be deductible for income tax purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

The Company expensed $951 of acquisition-related costs included in selling, marketing and administration in the three months ended June 30, 2010.

The weighted average amortization period of the total intangible assets related to the business acquisition was approximately 5.6 years at the date of acquisition.

The determination of fair value of the assets acquired and liabilities assumed is not yet final and these financial statements reflect estimated amounts based on valuation procedures completed to date. Recorded amounts are subject to change pending the completion of management’s valuation assessment. The Company expects to finalize the purchase price allocation prior to September 30, 2010.

3. 2010 Reorganization

On May 13, 2010, the Company’s board of directors approved a reorganization (the “2010 Reorganization”) of the capital of the Company. Through a series of transactions including a payment on May 25, 2010 of $8,016 on the shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable, the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as the Company’s existing share capital being effectively converted into new share capital. At the completion of the 2010 Reorganization, the Company’s share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with the Company’s Initial Public Offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company. Also refer to notes 9 and 10 which describe the impact of the 2010 Reorganization on the Company’s financial position in greater detail.

4. Accumulated other comprehensive (loss) income and comprehensive (loss) income

	Three months ended June 30,
	2009	2010
Accumulated and other comprehensive (loss) income
Balance at beginning of period	$130,677	$(24,364)
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(62,569)	22,520
Unrealized gains on translation of foreign subsidiaries to Canadian dollar functional currency	4,109	5,834

Other comprehensive (loss) income	(58,460)	28,354

Balance at end of period	$72,217	$3,990

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

	Three months ended June 30,
	2009	2010
Comprehensive (loss) income
Net income	$54,883	$4,889
Foreign currency translation	(58,460)	28,354

Comprehensive (loss) income	$(3,577)	$33,343

5. Trade receivables

	March 31, 2010	June 30, 2010
Trade receivables	$85,769	$132,334
Allowance for doubtful receivables	(3,868)	(5,050)

	$81,901	$127,284

6. Inventory

	March 31, 2010	June 30, 2010
Raw materials	$11,061	$14,423
Finished goods	51,408	68,036
Provision for obsolescence	(3,726)	(5,029)

	$58,743	$77,430

The provision for obsolescence is related to finished goods inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

7. Property and equipment

	March 31, 2010	June 30, 2010
Cost
Building	$72,180	$68,897
Information systems, hardware and software	45,607	38,100
Assembly equipment, furniture, fixtures and other	40,852	30,898
Capital additions in progress	3,107	5,037

	$161,746	$142,932

Accumulated depreciation and amortization
Building	$3,167	$3,710
Information systems, hardware and software	21,434	16,301
Assembly equipment, furniture, fixtures and other	29,146	20,652

	$53,747	$40,663

Net book value
Building	$69,013	$65,187
Information systems, hardware and software	24,173	21,799
Assembly equipment, furniture, fixtures and other	11,706	10,246
Capital additions in progress	3,107	5,037

	$107,999	$102,269

8. Intangible assets

	March 31, 2010	June 30, 2010
Cost
Acquired technology	$—	$29,600
Customer relationships	—	17,500
Other intellectual property	527	3,504

	$527	$50,604
Accumulated amortization
Acquired technology	$—	$1,025
Customer relationships	—	671
Other intellectual property	21	149

	$21	$1,845
Net book value
Acquired technology	$—	$28,575
Customer relationships	—	16,829
Other intellectual property	506	3,355

	$506	$48,759

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

The increase in intangible assets in the three months ended June 30, 2010 relates to the acquisition of NextWindow (note 2).

Amortization expense of finite-lived intangibles for the three months ended June 30, 2010 was $1,836 (2009—zero).

9. Long-term debt and credit facilities

Long-term debt

	March 31, 2010	June 30, 2010
First lien facility	$337,375	$296,613
Second lien facility	100,000	100,000
Unsecured term loan	79,407	81,172
Term construction facility	49,740	47,460

	566,522	525,245
Current portion of long-term debt	(92,790)	(50,511)

	$473,732	$474,734

Related party long-term debt

	March 31, 2010	June 30, 2010
Construction loan	$1,421	$1,370
Shareholder note payable	327,864	—
Cumulative preferred shares	101,991	—

	431,276	1,370
Current portion of related party long-term debt	(1,421)	(1,370)

	$429,855	$—

The term construction facility, construction loan, shareholder note payable and cumulative preferred shares are Canadian dollar facilities. All other debt and credit facilities are U.S. dollar facilities.

In the three months ended June 30, 2010 the Company repaid in full the $40,000 balance drawn on the revolving portion of the First lien facility at March 31, 2010.

As part of the 2010 Reorganization disclosed in note 3:

(a)	The Company made a payment of $8,016 on the shareholder note payable;

(b)	The shareholder note payable of C$253,972 plus accrued interest to May 22, 2010 of C$75,074 were effectively converted to Class A Preferred Shares and Class B Shares; and

(c)	The 84,883,191 cumulative preferred shares of C$84,883 plus accrued dividends to May 22, 2010 of C$19,748 were converted to Class A Preferred Shares (note 10).

As part of the Company’s IPO transaction which closed on July 20, 2010 disclosed in note 17, the Company put into place an additional $55,000 revolving credit facility under the First lien facility maturing August 28,

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

2013 which increased the total revolving credit capacity to $100,000. In addition, the Company repaid $40,000 and $19,244 of the unsecured term loan and term construction facility, respectively, from the IPO proceeds.

10. Share capital

(a) Share capital

The Company’s share capital was reorganized as a result of the 2010 Reorganization (note 3).

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares, 433,676,686 Class A Preferred Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

The Class A Preferred Shares are non-voting and rank in preference to the Class A Subordinate Voting Shares and the Class B Shares in the event of a liquidation, dissolution or wind-up.

(ii) Issued and outstanding

	March 31, 2010	Participant Equity Loan Plan	2010 Reorganization	June 30, 2010
Voting Common Shares
Shares	53,563,844	—	(53,563,844)	—
Stated amount	$41,166	$2,122	$(43,288)	$—
Non-voting Common Shares
Shares	127,489,844	—	(127,489,844)	—
Stated amount	$120,108	$—	$(120,108)	$—
Voting Preferred Shares
Shares	127,483,148	—	(127,483,148)	—
Stated amount	$—	$—	$—	$—
Class A Subordinate Voting Shares
Shares	—	—	5,478,596	5,478,596
Stated amount	$—	$—	$3,156	$3,156
Class B Shares
Shares	—	—	85,044,900	85,044,900
Stated amount	$—	$—	$160,242	$160,242
Class A Preferred Shares
Shares	—	—	433,676,686	433,676,686
Stated amount	$—	$—	$413,616	$413,616

Total share capital
Shares	308,536,836	—	215,663,346	524,200,182
Stated amount	$161,274	$2,122	$413,618	$577,014

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

The 2010 Reorganization completed on June 8, 2010 effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest (note 9) and shareholder note payable (note 9) into 10,957,191 Class A Subordinate Voting Shares, 170,089,800 Class B Shares and 433,676,686 Class A Preferred Shares. The Company’s Non-voting Common Shares were cancelled as part of the 2010 Reorganization.

On June 24, 2010, the Company effected a one-for-two reverse split of the Class A Subordinate Voting Shares and the Class B Shares.

Subsequent to June 30, 2010, and as part of the Company’s IPO, the 433,676,686 Class A Preferred Shares were converted to 5,898,744 Class B Shares and 18,550,550 Class A Subordinate Voting Shares. New Class A Subordinate Voting Shares issued by the Company to the public pursuant to the IPO totaled 8,800,000 at an issue price of $17.00. Proceeds after underwriting commission of $7,854 amounted to $141,746. Additional expenses related to the IPO are estimated to amount to $6,730 of which $6,236 was incurred at June 30, 2010 and included in other current assets. These costs were reclassified to share capital effective the date of the IPO.

(b) Participant Equity Loan Plan

In 2009 the Company implemented a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital. Total loans and accrued interest amounted to $8,833 at June 30, 2010.

Share capital increased by $2,122 in the three months ended June 30, 2010 as a result of Plan activity which consisted of loan principal and interest repayments totaling $1,721, interest accrued during the period of $101 and foreign exchange adjustments of $502. Also during the three months ended June 30, 2010, 26,250 shares of employees who left the Company were repurchased and related loans and accrued interest amounting to $93 were repaid. At March 31, 2010, the value of the shares to be repurchased had been reclassified to accrued and other current liabilities and the value of the related loan and accrued interest had been reclassified to other current assets.

Shares issued under the Plan are subject to the restrictions that lapse as follows: 40% of the Plan shares are subject to restrictions that lapse based on passage of time and 60% are subject to restrictions that lapse based on performance of the Company. The restrictions on performance-based shares lapse upon a liquidity event that provides a return on invested capital earned by the principal shareholders of the Company above certain valuation thresholds. At the time of the IPO, 789,176 time-vesting shares were unrestricted and as a result of the Company’s IPO, 1,951,594 performance-based shares became unrestricted, causing employee loans of $6,537 to became repayable.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

(c) On June 3, 2010 the Company approved the 2010 Equity Incentive Plan (“2010 Plan”) which provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. No options had been issued under the 2010 Plan at June 30, 2010.

In July 2010, the Company granted 1,140,000 stock options of the Company’s Class A Subordinate Voting Shares at an exercise price of $17.00. These options will vest over various periods, ranging between three and four years.

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for these differences are as follows.

	Three months ended June 30,
	2009	2010
Income before income taxes	$63,671	$14,136
Combined tax rate	29.40%	28.83%
Expected income tax expense	18,719	4,075
Adjustments
Non-deductible, non-taxable items	(5,515)	3,911
Variation in foreign tax rates	218	274
Deferred income tax rate differences	(767)	(341)
Change in valuation allowance	(3,436)	1,488
Investment tax credits	(769)	(992)
Other	338	732

Income tax expense	$8,788	$9,147

The Canada Revenue Agency (the “CRA”) has commenced an examination of the Company’s Canadian income tax returns for taxation years ended in the 2008 and 2009 fiscal years which is in its preliminary stages. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that any reassessments to be issued by the CRA, on an aggregate basis, could result in a material effect on the Company’s consolidated financial statements.

12. Earnings per share amounts

	June 30, 2009	June 30, 2010
Weighted number of shares outstanding—basic and diluted	170,096,497	159,167,268

The weighted number of shares outstanding for the three months ended June 30, 2009 reflect voting and non-voting common shares.

The weighted number of shares outstanding for the three months ended June 30, 2010 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9 to June 30, 2010, after giving effect to the one-for-two share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares.

13. Guarantees and contingencies

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims and contingencies, is not likely to have a material effect on the consolidated results of operations or financial condition of the Company.

14. Segmented disclosure

The Company operates in one reportable segment, which is the design, development, assembly and sale of hardware and software of interactive whiteboard and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Three months ended June 30,
	2009	2010
Revenue
United States	$110,025	$158,053
Canada	13,433	17,321
Europe, Middle East and Africa	28,767	31,373
Rest of World	6,235	12,426

	$158,460	$219,173

For the three months ended June 30, 2009 and 2010, no single customer accounted for more than 10% of revenues.

Most of the Company’s assets are held in Canada. As a result of the acquisition of NextWindow on April 21, 2010 (note 2), one country outside Canada, New Zealand, has more than 10% of the Company’s total consolidated long-lived assets at June 30, 2010. Total long-lived assets in New Zealand amounted to $85,389 and total long-lived assets outside of Canada amounted to $86,704 at June 30, 2010.

15. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities, and long-term debt.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

The Company uses derivatives to partially offset its business exposure to foreign exchange risk and interest rate risk. The Company generally enters into derivative transactions with high credit counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterpart’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

June 30, 2010

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$50,868	$—	$—	$50,868
Derivative instruments	—	1,773	—	1,773

Total assets	$50,868	$1,773	$—	$52,641

Liabilities
Derivative instruments	$—	$3,387	$—	$3,387
Long-term debt	—	464,753	—	464,753

Total liabilities	$—	$468,140	$—	$468,140

(a) Fair value of derivative contracts

March 31, 2010

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange derivative contracts	$331 1,927 1,657	Apr 2010 to Sep 2010 Apr 2010 to Dec 2010 Apr 2010 to Jan 2011	1.0140 -1.0800 1.4945 -1.5882 1.7171 -1.7778	USD 31,000 EUR 13,500 GBP 9,150

	3,915

Interest rate derivative contracts	(4,299)	Sep 2010	4.756%	80% declining to 50% of the outstanding principal on the first and second lien term loans over the contract term

	(952)	Dec 2011	1.253%	50% of the outstanding principal on the first and second lien term loans over the contract term

	$(5,251)

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2009 and 2010

June 30, 2010

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange derivative contracts	$(334 1,746 361)	Jul 2010 to Apr 2011 Jul 2010 to Apr 2011 Jul 2010 to Apr 2011	1.046 - 1.0800 1.297 - 1.5882 1.5081 - 1.7778	USD 23,000 EUR 14,000 GBP 11,050

	1,773

Interest rate derivative contracts	(2,056)	Sep 2010	4.756%	80% declining to 50% of the outstanding principal on the first and second lien term loans over the contract term

	(1,331)	Dec 2011	1.253%	50% of the outstanding principal on the first and second lien term loans over the contract term

	$(3,387)

The fair value of the foreign exchange derivative contracts of $1,773 is included in other current assets at June 30, 2010 ($3,915 at March 31, 2010).

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $3,153 at June 30, 2010 ($5,758 at March 31, 2010). The fair value of interest rate derivative contracts included in other long-term assets is zero at June 30, 2010 ($507 at March 31, 2010). The fair value of interest rate derivative contracts included in other long-term liabilities is $234 at June 30, 2010 (zero at March 31, 2010).

16. Related party transactions

All transactions with related parties were nominal for the three months ended June 30, 2010 and 2009 with the exception of those disclosed in notes 9 and 10.

17. Subsequent event

On July 20, 2010 the Company issued to the public 8,800,000 Class A Subordinate Voting Shares at an issue price of $17.00 for proceeds of approximately $135,016, net of underwriting commissions of $7,854 and estimated other offering expenses of $6,730. Concurrent with this transaction, 30,030,000 Class A Subordinate Voting Shares were sold to the public by existing shareholders at an issue price of $17.00.

Upon completion of the IPO transaction, the Company used $59,244 of the IPO proceeds to repay $19,244 of the Company’s term construction facility and $40,000 of the Company’s unsecured term loan. The remainder of the net proceeds will be used for working capital and other general corporate purposes, which may include potential acquisitions and further debt reductions.